To: The Ad Hoc Group (as defined in the RSA)

2 October 2023

Dear Sirs

RESTRUCTURING SUPPORT AGREEMENT DATED 30 JUNE 2023 BETWEEN, AMONGST OTHERS, ATENTO LUXCO 1 S.A. (AS THE ISSUER), ATENTO S.A. (AS THE COMPANY), ATENTO MEXICO HOLDINGS S. DE R.L. DE C.V. (AS ATENTO MEXICO), GLAS SPECIALIST SERVICES LIMITED (AS LOCK-UP AGENT), THE ENTITIES NAMED IN SCHEDULE 1 THERETO (AS GUARANTORS) AND THE ENTITIES NAMED IN SCHEDULE 2 THERETO (AS ORIGINAL PARTICIPATING CREDITORS) AS AMENDED AND/OR RESTATED FROM TIME TO TIME (THE "RSA")

This letter is supplemental to the RSA.

1. **DEFINITIONS**

1.1 Unless otherwise provided or unless the context otherwise requires:

(a) all words and expressions defined in the RSA shall have the same respective meanings in this letter; and

(b) Clause 1.2 (*Construction*) of the RSA shall apply to this letter as if it were expressly set out in this letter with the necessary changes being made and with each reference in the RSA to "this Agreement" (or to like references) being deemed to be a reference to this letter.

1.2 In this letter:

"**Effective Date**" means the date upon which the last of the Issuer and each member of the Ad-Hoc Group signs this letter in accordance with paragraph 7.2.

2. **BACKGROUND**

2.1 As detailed in Clause 23.1 (*Required consents*) of the RSA, any term of the RSA (including any terms of any schedule thereto and the Restructuring Term Sheet) may be amended or waived with the consent in writing (which may be by way of electronic mail) of the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors).

3. **CONSENT AND AMENDMENTS**

3.1 Pursuant to Clause 23.1 (*Required consents*) of the RSA, the Issuer and the Ad-Hoc Group agree that with effect from the Effective Date, the RSA shall be amended as follows:

(a) Paragraph (a)(ii) of Clause 10.1 (*Support for the Restructuring*) shall be deleted in its entirety and shall be replaced as follows:

"(ii) execute and deliver the Restructuring Documents (as applicable) and all ancillary documents, notices, confirmations and consents relating thereto, in each case that are in a form agreed between the Company and the Ad-Hoc Group's Counsel, and the Company, the Ad-Hoc Group's Counsel and the Tranche B Provider in respect of the Restructuring Documents, ancillary documents, notices, confirmations and consents to which the Tranche B Provider will be party;"

(b) a new paragraph (c) shall be added to Clause 15.5 (*Termination by an individual Participating Creditor*) as follows:

"(c) This Agreement may be terminated by a Participating Creditor in respect of itself if any of the conditions to accession in the Accession Letter of such Participating Creditor are not met."

(c) Clause 23.1 (*Required consents*) shall be deleted in its entirety and shall be replaced as follows:

"**23.1 Required consents**

(a) Except as provided in Clauses 23.1(b) or 23.2, any term of this Agreement (including the terms of any schedule hereto) may be amended or waived with the consent in writing (which may be by way of electronic mail) of the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors), and such amendment or waiver shall be binding on all Parties; and

(b) Except as provided in Clause 23.2, any amendment to or waiver of the terms of the Restructuring Term Sheet which has the effect of (i) changing in any way the terms of Tranche B of the Exit Financing (as defined in Schedule 5 (*Restructuring Term Sheet*)); or (ii) has a material effect on the interests of the Tranche B Provider (as defined in Schedule 5 (*Restructuring Term Sheet*)) may only be made with the consent in writing (which may be by way of electronic mail) of the Issuer, the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors) and the Participating Creditor who is the Tranche B Provider, and such amendment or waiver shall be binding on all Parties.

(d) The Restructuring Term Sheet appended to the RSA at Schedule 5 (*Restructuring Term Sheet*) shall be amended by replacing it in its entirety with the Restructuring Term Sheet appended to this letter at Appendix 1 (*Amended Restructuring Term Sheet*).

4. **REPRESENTATIONS AND WARRANTIES**

4.1 The Issuer and each member of the Ad-Hoc Group represents and warrants that:

(a) the representations and warranties set out in Clause 16.1 (*Representations of each Party*) are true as at the Effective Date by references to the facts and circumstances existing at such date;

(b) it is authorised to execute this letter; and

(c) it is authorised to make the representations and warranties contained in this letter.

4.2 The Lock-Up Agent represents and warrants that as at the Effective Date the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold.

5. **CONSTRUCTION**

5.1 Subject to paragraph 3 (*Consents and Amendments*) of this letter and except where inconsistent with the provisions of this letter, the terms of the RSA are confirmed and shall remain in full force and effect.

5.2 On and after the Effective Date, the RSA and this letter shall be read and construed as one document and references in the RSA and in each of the Restructuring Documents to the RSA shall be read and construed as references to the RSA as amended by this letter.

5.3 This letter is a Restructuring Document.

6. **AFFIRMATION AND FURTHER ASSURANCE**

6.1 The parties to this letter hereby agree that, in accordance with Clause 23.1 (*Required consents*) and with effect from the Effective Date, the Parties to the RSA shall be bound by the terms of RSA as amended and restated by this letter.

6.2 Each party shall, at their own expense, do all such acts and things and execute such documents in such form as may be required in order to give effect to the amendments effected or to be effected pursuant to this letter.

7. **MISCELLANEOUS**

7.1 The provisions of Clause 22 (*Remedies and Waivers*) of the RSA shall apply to this letter as if it were expressly set out in this letter with the necessary changes being made and with each reference in the RSA to "this Agreement" or like references being deemed to be a reference to this letter.

7.2 This letter may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together constitute a single instrument.

7.3 Neither the execution of this letter nor the making of any amount available in connection with the RSA as amended and restated by this letter shall constitute a waiver of any outstanding Default which is continuing.

8. **THIRD PARTY RIGHTS**

8.1 Unless expressly provided to the contrary in a Restructuring Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "**Third Parties Act**") to enforce or to enjoy the benefits of any term of this letter.

8.2 Notwithstanding any term of any Restructuring Document, the consent of any person who is not a Party is not required to rescind or vary this letter at any time.

9. **Governing Law and Enforcement**

The provisions of Clauses 26 (*Governing Law*) and 27 (*Enforcement*) shall apply to this letter as if it were expressly set out in this letter with the necessary changes being made and with each reference to the RSA to "this Agreement" or like references being deemed to be a reference to this letter.

This letter has been entered into on the date stated at the beginning of this letter.

Yours faithfully

ATENTO LUXCO 1 S.A. (AS ISSUER)

By: Sergio Passos
Authorized Representative

Appendix 1

Amended Restructuring Term Sheet

HIGHLY CONFIDENTIAL AND PRIVILEGED
SUBJECT TO FRE 408/CONFIDENTIAL

RESTRUCTURING TERM SHEET

This restructuring term sheet (this "***Term Sheet***") and the undertakings contemplated herein are non-binding, except pursuant to and in accordance with the restructuring support agreement dated 30 June 2023 between, among others, the Company, the Issuer, and certain holders of the Existing 2025 Notes, the New Money 2025 Notes, the New Junior Lien Notes, 2026 Notes and certain Swap Providers (the "***Restructuring Support Agreement***" as amended and/or restated from time to time), and are otherwise subject in all respects to the satisfactory completion of due diligence by the Ad Hoc Group, the Tranche B Providers and the negotiation, execution, and delivery of mutually acceptable definitive documentation among the Issuer, the Company, the Ad Hoc Group, the Tranche B Provider and each of the Agents acting at the direction of the Ad Hoc Group.

This Term Sheet replaces and supersedes the Restructuring Term Sheet (as that term is defined in, and as appended at schedule 4 to, the Restructuring Support Agreement).

Capitalized terms that are not otherwise defined in this Term Sheet have the meaning given to them in the Restructuring Support Agreement.

THIS TERM SHEET IS BEING PROVIDED AS PART OF A PROPOSED COMPREHENSIVE COMPROMISE AND SETTLEMENT, EACH ELEMENT OF WHICH IS CONSIDERATION FOR THE OTHER ELEMENTS AND AN INTEGRAL ASPECT OF THE RESTRUCTURING OF THE NOTES. THIS TERM SHEET IS SUBJECT TO FEDERAL RULE OF EVIDENCE 408 AND COMPARABLE STATE OR OTHER RULES, REGULATIONS OR STATUTES OF ANY APPLICABLE JURISDICTION. NOTHING IN THIS TERM SHEET SHALL CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, A STIPULATION OR A WAIVER, AND EACH STATEMENT CONTAINED HEREIN IS MADE WITHOUT PREJUDICE, SOLELY FOR SETTLEMENT PURPOSES, WITH A FULL RESERVATION AS TO ALL RIGHTS, REMEDIES AND DEFENSES OF THE ATENTO GROUP MEMBERS, THE AGENTS, THE AD HOC GROUP MEMBERS, THE AD HOC GROUP AND ALL OTHER PARTIES.

TRANSACTION OVERVIEW

The Key Terms of the Restructuring		
Debtor	The Issuer, as reorganized upon consummation of the Restructuring (the "***Reorganized Company***"). The group of the Reorganized Company shall consist of the Reorganized Company, and each of the direct and indirect subsidiaries of the Issuer (the "***Reorganized Group***").	
Restructured Capital Structure	*Funded Debt / Interests*	*Approximate Outstanding Principal as at Restructuring Effective Date, Except as Otherwise Indicated*
	Existing 2025 Notes • Senior Secured Notes due 2025 under the Existing 2025 Notes NPA	$42 million
	New Money 2025 Notes • Senior Secured Notes due 2025 under the New Money 2025 NPA	$37 million
	Preferred Shares • Preferred Shares to be issued to new money providers that participate in the Exit Financing on the terms described herein	$73 million
	Local Facilities Debt • The debt in respect of the local facilities listed in Schedule 2 (the "***Local Facilities***")	$69 million
	Equity in the Reorganized Company • Any share, capital stock, partnership, member or similar interest in the Reorganized Company, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor (the "***Equity Interests***")	N/A
	Intercompany Claims • Intercompany claims in the Atento Group other than the intercompany claims between the Reorganized Group and the Company Parties	N/A
Overview	The Restructuring will effectuate the following changes to the Reorganized Group's capital structure (in accordance with implementation steps set out in a	

	steps paper to be agreed in good faith between the Issuer, the Ad Hoc Group and the Tranche B Provider): • The extinguishment of all of the 2026 Notes and the Swaps Liabilities as against the Company Parties, the Issuer and its subsidiaries in exchange for Ordinary Shares in the Reorganized Company on terms set forth below; • The discharge and extinguishment of the SSRCF Liabilities in exchange for a payment of $1.8 million on the Restructuring Effective Date; • The provision of $76 million of Exit Financing to the Reorganized Company through a capital contribution to the Reorganized Company and the issuance of the Preferred Shares on terms set forth below; • New Money 2025 Noteholders that participate in Tranche A of the Exit Financing will be issued $28 million of Class A Preferred Shares and will receive Ordinary Shares representing 70.45% of the fully diluted ordinary share capital of the Reorganized Company as at the Restructuring Effective Date (the "**New Money Notes Tranche A**"); • Swap Providers and 2026 Noteholders that participate in Tranche A of the Exit Financing will be issued $30 million of Class A Preferred Shares and will receive Ordinary Shares representing 18.00% of the fully diluted ordinary share capital of the Reorganized Company as at the Restructuring Effective Date (the "**Swaps/2026 Notes Tranche A**"); • The Tranche B Provider will be issued $15 million of Class B Preferred Shares and will own Ordinary Shares representing 5.00% of the fully diluted ordinary share capital of the Reorganized Company as at the Restructuring Effective Date. To the extent the Tranche B Provider owns (directly or indirectly) Ordinary Shares of the Reorganized Company at the time of providing Tranche B, the Tranche B Provider shall retain ownership of such shares and be diluted down to the appropriate ownership percentage in the Reorganized Company (for the avoidance of doubt, in addition to, if applicable, any other allocations pursuant to the Restructuring); • Holdco will go dark subject to any existing reporting obligations as at the Restructuring Effective Date and ongoing SEC reporting requirements on the basis that equity in Holdco will not be extinguished; • The New Junior Lien Notes will be extinguished and New Junior Lien Noteholders will receive Ordinary Shares representing 0.3% of the fully diluted ordinary share capital of the Reorganized Company as at the Restructuring Effective Date; • The Existing 2025 Notes and the New Money 2025 Notes shall be amended and restated on the terms and conditions set out below; and • The intercompany loans between the Reorganized Group and the Company Parties, as well as the Company Parties' guarantee obligations in respect of affiliate borrowings (including the Existing 2025 Notes and the New Money 2025 Notes), will be fully extinguished.

Releases	From the Restructuring Effective Date, full and unconditional releases from liability will be granted for: • the SSRCF Lender and each Consenting Creditor with respect to any and all matters relating to the Atento Group, including, without limitation, any and all actions or omissions in relation to the negotiation and implementation of the Restructuring; • the Company Parties with respect to any and all matters relating to the Atento Group, including, without limitation, any and all actions or omissions in relation to the negotiation and implementation of the Restructuring; • each of the directors and officers of the Company Parties, and of the Reorganized Company and its direct and indirect subsidiaries in their capacities as directors and officers of such entities: (i) in respect of any and all actions or omissions in relation to the negotiation and implementation of the Restructuring, by all Plan Creditors and all companies subject to the Restructuring Plan; and (ii) with respect to any and all matters relating to the Atento Group in the period ending on the Restructuring Effective Date, by the SSRCF Lender, all Participating Creditors, Consenting Creditors and the Reorganized Group.
Consent Fee	The Swap Providers and the 2026 Noteholders that consent to the terms of the Restructuring and vote in favour of the Restructuring at any meeting of the Issuer's creditors (the "***Consenting Creditors***") will in aggregate receive Ordinary Shares representing 0.25% of the fully diluted ordinary share capital of the Reorganized Company as at the Restructuring Effective Date as a consent fee ("***Consent Fee***") allocated between Consenting Creditors pro rata to their claims in the Restructuring Plan. The Ordinary Shares constituting the Consent Fee will be issued to the Consenting Creditors pro rata based on the face value of their respective claims against the Issuer immediately prior to the Restructuring Effective Date.
Holdco	Holdco's shareholding in Midco will be fully cancelled as at the Restructuring Effective Date and Holdco shall have no assets (other than cash on account) and have no interest or holding in the Reorganized Group. Sufficient funding will be provided by the Reorganized Group to Holdco (including in consideration for its shares in Midco) so that it is able to continue to operate on a solvent basis for 12 months following the occurrence of the Restructuring Effective Date and to cover the costs of liquidation on a solvent basis.
Governing Law and Forum	English governing law and consent to exclusive English jurisdiction. The High Court of Justice of England and Wales shall have exclusive jurisdiction over all matters arising out of or in connection with the Restructuring.

KEY TERMS

<table>
<tr><th colspan="2">Capital and Governance Structure</th></tr>
<tr><td>Allocation of Ordinary Shares</td><td>As at the Restructuring Effective Date, the Ordinary Shares shall be allocated on the following basis, subject to the provision of customary KYC as required:
• 70.45% in the aggregate to holders of the New Money 2025 Notes that participate in Tranche A of the Exit Financing;
• 0.3% in the aggregate to holders of New Junior Lien Notes;
• 18.00% in the aggregate to the Swap Providers and 2026 Noteholders that participate in Tranche A of the Exit Financing;
• Up to 2.07% in the aggregate to the Swaps/2026 Notes Tranche A Backstop Providers as a backstop fee;
• Up to 1.93% in the aggregate to New Money Notes Tranche A Backstop Providers as a backstop fee;
• 5.00% to the Tranche B Provider;
• 2.00% in the aggregate to the Swap Providers and the 2026 Noteholders; and
• 0.25% in the aggregate to the Consenting Creditors,
with Ordinary Shares issued:
• to the relevant parties, other than to the Tranche B Provider, pro rata based on the amount of their respective claims (including accrued and unpaid interest and uncapitalized PIK) against the Issuer immediately prior to the Restructuring Effective Date; or
• as applicable (i) for the Tranche A Backstop Providers, pro rata based on their Tranche A backstop commitments, (ii) New Money 2025 Noteholders subscribing for Tranche A, in proportion to the amounts of their participation in Tranche A of the Exit Financing, and (iii) Swap Providers and 2026 Noteholders subscribing for Tranche A, in proportion to the amounts of their participation in Tranche A of the Exit Financing, as the case may be.
The holdings of Ordinary Shares may be diluted by the Management Incentive Plan implemented after the Restructuring Effective Date.
Single class of Ordinary Shares.</td></tr>
<tr><td>UCITS Compliance</td><td>The Reorganized Company's Equity Interests will be structured so that they can be held by UCITS compliant funds.</td></tr>
</table>

Sale of Ordinary Shares by Reorganized Company	If, prior to the occurrence of the Restructuring Effective Date any Swap Provider or any 2026 Noteholder, as applicable, notifies the Issuer in writing that it cannot hold Ordinary Shares or does not provide information necessary for the delivery of Ordinary Shares (a "***Declining Shareholder***"), the Reorganized Company shall (i) deliver the Ordinary Shares that would have been distributed to such Declining Shareholder on the Restructuring Effective Date to a holding period trustee, and (ii) after a set period of time the holding period trustee shall sell such Ordinary Shares for cash, whether by underwritten auction or otherwise, and distribute the proceeds net of transaction costs to such Declining Shareholder.
Governance	As at the Restructuring Effective Date, the board of directors of the Reorganized Company shall have seven (7) members who shall be nominated as follows (together, the "***New Board***"): • Chairman / President; • the Reorganized Company's Chief Executive Officer; • one (1) director by the holders of the Class A Preferred Shares to represent all Class A Preferred Shares; • one (1) director by the New Money 2025 Noteholders; • one (1) director by the Existing 2025 Noteholders; and • two (2) independent directors mutually agreeable to the holders of the Class A Preferred Shares, the New Money 2025 Noteholders and the Existing 2025 Noteholders.
Investor Majority Matters	The New Board will be responsible for the operational and financial management of the Reorganized Company, but certain agreed reserved matters (including those listed in Schedule 3 to this Term Sheet) shall require shareholder approval.
Voting Rights	1 vote per Ordinary Share. Any individual holder of 10% or more of the Ordinary Shares or $8 million or more of the Preferred Shares shall have the veto rights in respect of matters set out in the relevant section of Schedule 3.
Information Rights	Quarterly accounts and such other information rights as are typical for shareholders of a private company. Such information to be provided on a public, non-confidential basis.
Pre-Emption	Rights to subscribe for additional Ordinary Shares in the event of any new share issuance at same pricing available for new issuance, such that the holders of Ordinary Shares will be entitled to maintain their respective percentage holdings on a fully diluted basis.

	No pre-emption on the transfer of Ordinary Shares in respect of any merger that might be structured as an equity issuance, subject to such merger being with a third party and on an arms'-length basis, and (i) all holders of Ordinary Shares receive the same treatment, and (ii) all holders of Preferred Shares receive the same treatment. In such a scenario, ordinary rights of pre-emption will be disapplied.
Distributions	Except as set forth below, no dividends or other distributions (including redemptions) will be made to the holders of Ordinary Shares of the Reorganized Company until the New Money 2025 Notes, the Existing 2025 Notes and the Preferred Shares have been discharged in full. The terms of the Preferred Shares shall permit one dollar of cash distributions or dividends or cash consideration for repurchases of shares to be paid to the holders of Ordinary Shares for each one dollar of cash dividends or cash consideration for redemptions or repurchases of Preferred Shares paid to the holders of the Preferred Shares, with the Reorganized Company to give a written representation signed by the CFO of the Reorganized Company at the time of making such payments to holders of the Ordinary Shares that the Reorganized Company has and will have sufficient actual or projected liquidity to pay, in cash, dividends that will become due to the holders of Preferred Shares over the immediately following 12 months and such payment will not result in any default under the indebtedness of any member of the Reorganized Group. Without prejudice to the previous paragraph, in the 12 month period following a cash distribution or dividend or payment of cash consideration for repurchases of shares to holders of Ordinary Shares, the Reorganized Company shall not be required to pay in cash any dividends that become due to the holders of Preferred Shares over that period, notwithstanding the requirement for the Reorganized Company to represent that it has sufficient liquidity to do so. During this period, the Reorganized Company will be entitled allow such dividend to accrue. Any sale or disposal of all or substantially all of the assets of the Reorganized Company (i) shall be at fair market value and on arm's-length terms; and (ii) shall be for Liquid Consideration, the net proceeds of which (and after repayment of debt) are distributed to shareholders of the Reorganized Company in accordance with the Liquidation Preference.
Transferability	Freely transferable, provided that any sale shall not be to any Restricted Party.
Management Incentive Plan	On and from the Restructuring Effective Date, the Reorganized Company shall adopt a management incentive plan (the "***Management Incentive Plan***") that shall provide for the grant of up to 10.00% of the Ordinary Shares (or warrants or options to purchase Ordinary Shares or other equity-linked interests) on a fully diluted basis to certain members of the board of directors or management of the Reorganized Company. The form, allocation and any limitations on the Management Incentive Plan shall be determined by the New Board (or a committee thereof).

Listing	The Reorganized Company's Equity Interests will be listed within six months from the Restructuring Effective Date on The International Stock Exchange.
Drag / Tag	Drag right threshold to be set at 60% (i.e. so that if holders of 60% of the Ordinary Shares agree to sell the Ordinary Shares they hold, they can drag holders of the other 40%). Tag right threshold to be set at 50% (i.e. so that if holders of 50% of the Ordinary Shares agree to sell (in a transaction or series of transactions) the Ordinary Shares they hold, holders of the other 50% of the Ordinary Shares can elect to tag along to that sale on the same terms). The terms of sale offered to minority shareholders shall be no less favorable than those offered to the majority. Drag rights and tag rights shall only apply to share sales to a third party on an arm's-length basis. Management Incentive Plan shares to be excluded from the calculation of the above thresholds, although will remain subject to any drag and tag.
Liquidation Preference	In the event of a liquidation, dissolution or winding up of the Reorganized Company, the proceeds shall be distributed among the Reorganized Company's equity holders as follows: • First, to the holders of the Preferred Shares on a pro-rata basis; and • Second, only when the amounts owing to holders of Preferred Shares have been paid in full (including any accrued, accumulated and unpaid dividends and nominal value of the Preferred Shares), to holders of Ordinary Shares on a pro-rata basis, (the "***Liquidation Preference***").
Exit Financing	
Tranche A	New Money 2025 Noteholders who commit to backstop (or procure that an affiliate commits to backstop) a percentage of the New Money Notes Tranche A and the Swaps/2026 Notes Tranche A in an amount at least equal to their percentage holdings of the principal amount of New Money 2025 Notes shall be offered the right to subscribe, on a pro-rata basis, to New Money Notes Tranche A in exchange for $28 million of Class A Preferred Shares. For the avoidance of doubt, any New Money 2025 Noteholder who does not execute a backstop commitment letter on or prior to 14 November 2023 or who only commits for a percentage of the New Money Notes Tranche A or Swaps/2026 Notes Tranche A that is less than their percentage holdings of the total New Money 2025 Notes outstanding shall not have the right to participate in New Money Notes Tranche A.

	The Swap Providers and eligible 2026 Noteholders shall be offered the right to subscribe, on a pro-rata basis, to Swaps/2026 Notes Tranche A in exchange for $30 million of Class A Preferred Shares. The $58 million to be raised from the issuance of the Class A Preferred Shares being "***Tranche A***" of the Exit Financing. In order to be eligible to participate in Tranche A of the Exit Financing, New Money 2025 Noteholders and 2026 Noteholders shall represent either that such 2026 Noteholder is (i) "an accredited investor" (as that term is defined in Regulation D under the United States Securities Act of 1933), or (ii) outside the United States, purchasing Tranche A in an offshore transaction, and not a U.S. person (as such terms are defined in Regulation S under the United States Securities Act of 1933). The persons who elect to backstop New Money Notes Tranche A on or before 14 November 2023 (the "***New Money Notes Tranche A Backstop Providers***") shall receive as a backstop fee up to 1.93% of the Ordinary Shares of the Reorganized Company on the Restructuring Effective Date (pro rata to their backstop commitments) (the "***New Money Notes Tranche A Backstop Fee***"). The persons who elect to backstop Swaps/2026 Notes Tranche A on or before 14 November 2023 (the "***Swaps/2026 Notes Tranche A Backstop Providers***") shall receive as a backstop fee up to 2.07% of the Ordinary Shares of the Reorganized Company on the Restructuring Effective Date (pro rata to their backstop commitments) (the "***Swaps/2026 Notes Tranche A Backstop Fee***"). In the event that the Tranche A Backstop Providers elect to backstop less than the full amount of Tranche A, the Tranche A Backstop Fee shall be reduced on a pro rata amount and those Ordinary Shares that would otherwise have formed part of the Tranche A Backstop Fee shall be distributed to the New Money 2025 Noteholders that participate in the New Money Notes Tranche A pro rata between them. Tranche A Backstop Providers will be entitled to backstop at least their pro rata share of Tranche A of the Exit Financing, being the value of their debt claim against the Issuer immediately prior to the Restructuring Effective Date as a proportion of the debt claims of all Tranche A Backstop Providers against the Issuer. In the event that the amount committed by Tranche A Backstop Providers is less than the amount of Tranche A of the Exit Financing, each Tranche A Backstop Provider shall be entitled to backstop more than their pro rata share.
Tranche B	The Issuer is seeking to obtain a commitment, by no later than 2 October 2023, from a third party (who could be an existing creditor to the Group) to both (a) subscribe to $15 million of the Class B Preferred Shares; and (b) make a $3 million capital contribution to the Reorganized Company (such investments together constituting the "***Tranche B***" of the Exit Financing and the person so committing to provide the Tranche B being the "***Tranche B Provider***"). The Tranche B Provider's commitment to provide Tranche B of the Exit Financing will be

	conditional upon the occurrence of the Restructuring Effective Date, sanction of the Restructuring Plan and other customary conditions (including implementation steps set out in a steps paper to be agreed in good faith between the Issuer, the Ad Hoc Group and the Tranche B Provider).
Uses	The proceeds of the Exit Financing will be utilised by the Reorganized Company in accordance with the terms of a funds flow document to be agreed between the Reorganized Company, the Tranche A Backstop Providers and the Tranche B Provider. For the avoidance of doubt, the Reorganized Company shall pay agreed advisor fees (including the ones expressly specified herein and advisors to the Issuer and the Ad-Hoc Group) from the proceeds of the Exit Financing.
Preferred Shares	
Closing Date	Restructuring Effective Date
Amount	\$73 million, comprising: • Class A Preferred Shares: \$58 million • Class B Preferred Shares: \$15 million
Type	Perpetual preferred shares
Price per Preferred Share	To be based on the capitalization of the Reorganized Company.
Dividend	All the Preferred Shares will carry an annual cash dividend which can be settled either in cash (at the election of the Reorganized Company) in quarterly installments, settled annually in kind by issuing additional Preferred Shares of the same class in the corresponding amount (to the extent approved at a relevant general meeting), or which amount will accrue and accumulate as a preference dividend. The annual dividend rate shall be 12.00%. N.B. from a Luxembourg corporate law perspective: • If there are insufficient profits / available reserves in the Reorganized Company to pay the dividend, the Reorganized Company will allow such dividend to accrue and the Reorganized Company shall pay the dividend in kind once it has the required profits / available reserve. • At the time of the contribution to the Reorganized Company most of the value of the contributions may be booked as share premium so that the Reorganized Company will use the share premium as available reserve to issue the Preferred Shares.
Voting Rights	The Preferred Shares will be issued as voting shares. Each holder of Preferred Shares shall accede to the Shareholder's Agreement, which will include an undertaking from each holder of Preferred Shares to permanently and irrevocably not exercise its voting rights save (i) for any proposed resolution modifying the rights of the holders of Preferred Shares, (ii) for right of the holders of the Class A Preferred Shares to nominate and approve the appointment of director(s) in

	accordance with this Term Sheet; (iii) if any amounts required to be paid in cash in respect of the Preferred Shares have not been paid when due and for as long as such monies remain unpaid holders of Preferred Shares shall have the same voting rights as holders of Ordinary Shares, or (iv) for any resolution to wind up the Reorganized Company, which resolution may not be passed without the approval of holders of more than 85% of the Preferred Shares then in issue, unless the board of directors of the Reorganized Company, having taken appropriate advice from professional advisors, reasonably believes that failure to take such steps would constitute a breach of their fiduciary duties. For the avoidance of doubt, nothing in this section shall require the Reorganized Company to pay dividends to holders of Preferred Shares in cash, and no payment of a dividend by the Reorganized Company to holders of Preferred Shares by way of an accruing right shall give rise to such holders of Preferred Shares having voting rights.
Information Rights	On the same basis as holders of Ordinary Shares.
Put Rights	If a Liquidity Event occurs with respect to at least 25%, but less than a majority, of the Ordinary Shares, the holders of Preferred Shares shall be entitled to put their Preferred Shares at par (plus accrued and accumulated dividends) on and from the fifth anniversary of such Liquidity Event. If a Liquidity Event occurs with respect to more than 50% of the Ordinary Shares or as a result of a Liquidity Event a Change of Control occurs, each holder of Preferred Shares shall have the right to, in each case at par plus accrued and accumulated dividends, (i) put the same percentage of Preferred Shares that it holds as the percentage of Ordinary Shares (or, in the case of a Change of Control, percentage of governance powers and/or economic rights transferred, whichever is greater) that are offered to receive Liquid Consideration pursuant to the Liquidity Event (e.g., if the Liquidity Event offers to provide Liquid Consideration in respect of 55.55% of the Ordinary Shares of each holder of Ordinary Shares or transfers the power to propose the appointment of 5 out of 9 directors on the board of the Reorganized Company (even if the percentage of Ordinary Shares transferred is 40%), each holder of Preferred Shares will have the right to put 55.55% of the Preferred Shares that it holds); and (ii) on the third anniversary of such Liquidity Event, put the balance of the Preferred Shares that it did not put upon the occurrence of such Liquidity Event. The above put rights shall only apply to the extent the holders of Ordinary Shares receive Liquid Consideration for their Ordinary Shares (e.g., if X% of the Ordinary Shares are subject to the Liquidity Event, of which Liquid Consideration will be paid in respect of Y%, the ratable proportion of Preferred Shares that can be put is X% multiplied by Y%). Fair market value of the Liquid Consideration shall be determined in good faith by the Reorganized Company's board and in the event of dispute, a reputable internationally recognized independent appraiser shall be appointed (to be selected upon agreement between the Reorganized Company and the person disputing the valuation) whose valuation shall be conclusive (such appointment shall be at the

	cost of the disputing party whose valuation was furthest from that of the independent appraiser).
Redemption	The Reorganized Company may redeem the Preferred Shares (at their original principal amount plus any accumulated and unpaid dividends) out of the profits of the Reorganized Company available for distribution or other monies that may be lawfully applied for such redemption after the payment of any dividend.
Treatment	Other than the right to appoint directors and allocation of Ordinary Shares in respect of Tranche A and Tranche B of the Exit Financing respectively on the Restructuring Effective Date, the Preferred Shares shall be treated equally and otherwise on a pari passu basis.
Swap Providers' Advisor Fees	
Overview	Subject to receipt of an invoice, on the Restructuring Effective Date, the Reorganized Company will pay the professional fees of certain Consenting Creditors for advice provided to them in connection with the Restructuring as follows: • With respect to legal fees of Cleary incurred on or prior to August 18, 2023: (i) if only one Swap Provider is a Consenting Creditor and a Tranche B Provider, in an aggregate amount of $1.1 million (inclusive of applicable value added tax and disbursements); and (ii) if all of the Swap Providers are Consenting Creditors, in an aggregate amount of $1.5 million (inclusive of applicable value added tax and disbursements); and • With respect to legal fees of Cleary incurred after 18 August 2023 solely on behalf of Swap Providers who are Consenting Creditors and in connection with the implementation of the Restructuring (and not, for the avoidance of doubt, in connection with the taking of any Hostile Action), provided that at least one Swap Provider is a Tranche B Provider, at a discount of 20% to Cleary's regular hourly rates.
Existing 2025 Notes and New Money 2025 Notes	
Overview	The Existing 2025 Notes and the New Money 2025 Notes will remain in place on their terms as at the date immediately prior to the Restructuring Effective Date, subject to the amendments set out below.
Maturity	The Existing 2025 Notes NPA will be amended to provide for a three (3) month extension to the present maturity dates. The New Money 2025 Notes NPA will be amended to provide for a six (6) month extension to the present maturity dates.
Guarantors	Each of the Existing 2025 Notes NPA and the New Money 2025 Notes NPA will be amended to remove Holdco, Atento UK Limited and Midco as guarantors, and otherwise release those entities from their guarantees.

Covenants	The existing covenant package for both Existing 2025 Notes and New Money 2025 Notes will be amended to provide that any transactions, including but not limited to asset sales, investments, divestments, debt incurrence, which are outside of the ordinary course of the Reorganized Company's business will require unanimous approval from the board of the Reorganized Company.
Collateral	Subject to the 'Agreed Security Principles' pursuant to the Existing 2025 Notes NPA and the New Money Notes NPA, the existing collateral package will be enhanced post-Restructuring Effective Date to cover all available assets on the basis that existing debt (other than local facilities, Existing 2025 Notes and the New Money 2025 Notes) will be extinguished by the Restructuring, and therefore a more comprehensive security package will be permitted (subject to any restrictions imposed by Local Facilities). Other than collateral provided by Midco, including security over the Issuer's share capital (which will be fully released on the Restructuring Effective Date), collateral which is currently pledged in favour of the SSRCF Lender, the Swaps Providers and the 2026 Noteholders (i.e. account and share pledges) will be pledged in favour of the Existing 2025 Notes and the New Money 2025 Notes on a pari basis.
Warrants	The warrants issued to Existing 2025 Noteholders by Holdco (the "**Warrants**") shall remain outstanding following the Restructuring Effective Date, and will be extinguished in the ordinary course on the anticipated solvent liquidation of Holdco.
Other Changes	Other conforming changes will be made to the Existing 2025 Notes NPA and the New Money 2025 Notes NPA to effectuate and be consistent with the Restructuring.

Schedule 1 to Term Sheet

Definitions

Unless otherwise specified, in this Term Sheet (i) the singular includes the plural and vice versa, and (ii) any reference to "dollars" or "$" means U.S. dollars.

2026 Noteholders	The holders of the 2026 Notes.
2026 Notes Indenture	The indenture dated 10 February 2021 and entered into between, inter alios, the Issuer, the 2026 Notes Trustee and the Security Agent, and Holdco and certain of its subsidiaries as original guarantors governing the 2026 Notes, as amended, varied and supplemented from to time.
Ad Hoc Group	The ad hoc group of holders of the 2026 Notes, the Existing 2025 Notes, the New Money 2025 Notes and/or the New Junior Lien Notes advised by Hogan Lovells and Rothschild & Co.
2026 Notes Trustee	Wilmington Trust, National Association (in its capacity as Trustee under the 2026 Notes Indenture).
Agents	Each of the Existing 2025 Notes Agent, the Existing 2025 Notes Security Agent, the 2026 Notes Trustee, the New Money 2025 Notes Agent, the New Money 2025 Notes Security Agent, the New Junior Lien Notes Agent and the ICA Security Agent.
Atento Group	The group of companies of which Holdco is the ultimate parent immediately prior to the Restructuring Effective Date.
Change of Control	Any person or group of persons acting in concert gains control of the Reorganized Company, where: "acting in concert" means co-operating with other persons, pursuant to an agreement or undertaking (whether formal or informal), in order to obtain control of the relevant person; and "control" over a person means: a) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to either: i. cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of such person; ii. appoint or remove all, or the majority, of the directors or other equivalent officers of such person; or iii. give directions with respect to the operating and financial policies of such person which the

	directors or other equivalent officers of such person are obliged to comply with; or b) the holding (directly or indirectly) of the beneficial ownership of more than 50 per cent. of the voting equity interest in such person.
Class A Preferred Shares	The 'Class A' preferred shares in the Reorganized Company issued in connection with the Exit Financing.
Class B Preferred Shares	The 'Class B' preferred shares in the Reorganized Company issued in connection with the Exit Financing.
Cleary	Cleary Gottlieb Steen & Hamilton LLP.
Company Parties	Holdco and Midco.
Consenting Creditor	Has the meaning set forth in the provision entitled "Consent Fee" of the "The Key Terms of the Restructuring" section of the Term Sheet.
Consent Fee	Has the meaning set forth in the provision entitled "Consent Fee" of the "The Key Terms of the Restructuring" section of the Term Sheet.
Declining Shareholder	Has the meaning set forth in the provision entitled "Sale of Ordinary Shares by Reorganized Company" of the "Capital and Governance Structure" section of the Term Sheet.
Existing 2025 Noteholders	The holders of the Existing 2025 Notes.
Existing 2025 Notes	The US$ 39,600,000 20.000 per cent. senior secured notes due 2025 issued pursuant to the Existing 2025 Notes NPA.
Existing 2025 Notes Agent	GLAS Trust Company LLC (in its capacity as Agent under the Existing 2025 Notes NPA).
Existing 2025 Notes NPA	The note purchase agreement dated 15 February 2023 and entered into between, *inter alios*, the Issuer, the Existing 2025 Noteholders, GLAS Trust Corporation Limited, and Holdco and certain of its subsidiaries as original guarantors.
Existing 2025 Notes Security Agent	GLAS Trust Corporation Limited (in its capacity as Security Agent under the Existing 2025 Notes NPA).
Equity Interests	Has the meaning set forth in the provision entitled "Restructured Capital Structure" of the "Key Terms of the Restructuring" section of the Term Sheet.
Exit Financing	The financing to be provided to the Reorganized Group upon the occurrence of the Restructuring Effective Date by means of the

	issuance of the Preferred Shares and capital contribution constituted by Tranche A and Tranche B.
Hogan Lovells	Hogan Lovells US LLP and Hogan Lovells International LLP.
Holdco	Atento S.A.
Hostile Action	Any of the following: (i) any act or omission that is inconsistent with the Restructuring Support Agreement; (ii) the assertion or prosecution of any claims or causes of action against, or taking any legal proceeding against, against any member of the Atento Group, the Ad Hoc Group or any other person affiliated with any member of the Ad Hoc Group; (iii) the acceleration of any debt of any member of the Atento Group (excluding closing out of any Swap Liabilities); or (iv) the taking of any action to enforce security against any member of the Atento Group.
ICA Security Agent	Wilmington Trust (London) Limited (in its capacity as security agent under the Intercreditor Agreement).
Intercreditor Agreement	An intercreditor agreement, dated August 8, 2017, regulating, among other things, the 2026 Notes and the Swaps (as amended, amended and restated, modified or supplemented).
Investor Majority	A majority by value of the Ordinary Shares present and voting at any meeting of the Reorganized Company.
Issuer	Atento Luxco 1 prior to the Restructuring Effective Date.
Liquid Consideration	Cash or cash equivalents, publicly listed or traded equity or equity linked instrument, marketable instruments, or the fair market value of fixed income instruments.
Liquidity Event	IPO, private placement or any other transaction or series of transactions in which Ordinary Shares are disposed of or exchanged for Liquid Consideration or any other transaction or series of transactions that results in a Change of Control.
Liquidation Preference	Has the meaning set forth in the provision entitled "Liquidation Preference" of the "Capital and Governance Structure" section of the Term Sheet.
Local Facilities	Has the meaning set forth in the provision entitled "Restructured Capital Structure" of the "Key Terms of the Restructuring" section of the Term Sheet.

Management Incentive Plan	Has the meaning set forth in the provision entitled "Management Incentive Plan" of the "Capital and Governance Structure" section of the Term Sheet.
Midco	Atalaya Luxco Midco.
New Board	Has the meaning set forth in the provision entitled "Governance" of the "Capital and Governance Structure" section of the Term Sheet.
New Junior Lien Notes	The US$ 66,180,995 20.000 per cent. junior secured notes issued pursuant to the New Junior Lien Notes NPA.
New Junior Lien Notes Agent	GLAS Trust Company LLC (in its capacity as Agent under the New Junior Lien Notes NPA).
New Junior Lien NPA	The Note Purchase Agreement date 30 June 2023 governing the New Junior Lien Notes.
New Money 2025 Noteholders	The holders of the New Money 2025 Notes.
New Money 2025 Notes	The up to US$ 37,000,000 20.000 per cent. senior secured notes due 2025 issued or to be issued pursuant to the New Money 2025 Notes NPA.
New Money Notes Backstop Fee	Has the meaning set forth in the provision entitled "Tranche A" of the "Exit Financing" section of the Term Sheet.
New Money Notes Tranche A Backstop Provider	Has the meaning set forth in the provision entitled "Tranche A" of the "Exit Financing" section of the Term Sheet.
New Junior 2025 Notes Agent	GLAS Trust Company LLC (in its capacity as Agent under the New Money 2025 Notes NPA).
New Money 2025 Notes NPA	The note purchase agreement dated 30 June 2023 and entered into between, *inter alios*, the Issuer, the New Money 2025 Noteholders, GLAS Trust Corporation Limited, and Holdco and certain of its subsidiaries as original guarantors governing the New Money 2025 Notes.
New Money 2025 Notes Security Agent	GLAS Trust Corporation Limited (in its capacity as Security Agent under the New Money 2025 Notes NPA).
New Money Notes Tranche A	Has the meaning set forth in the provision entitled "Overview" of the "Key Terms of the Restructuring" section of the Term Sheet.
Notes	The 2026 Notes, the Existing 2025 Notes, the New Money 2025 Notes and the New Junior Lien Notes.

Ordinary Shares	Common equity interests in the Reorganized Company.
Preferred Shares	The Class A Preferred Shares and the Class B Preferred Shares.
Reorganized Company	Has the meaning set forth in the provision entitled "Debtor" of the "Key Terms of the Restructuring" section of the Term Sheet.
Reorganized Group	Has the meaning set forth in the provision entitled "Debtor" of the "Key Terms of the Restructuring" section of the Term Sheet.
Restricted Party	Any person that is subject to any international economic sanction administered or enforced by the United States Government (including the Office of Foreign Assets Control of the United States Department of the Treasury), the United Nations Security Council, the United Nations Security Council Sanctions Committee, the European Union (or its member states), the United Kingdom (including His Majesty's Treasury) or Brazil, either by being listed on any sanctions list, through ownership, control or agency or as a result of its connection with a sanctioned jurisdiction, in each case in accordance with the relevant sanctions regulations or guidance.
Restructuring	The restructuring of the financial indebtedness and the capital structure of the Atento Group and certain related matters in each case on the terms set out in this Term Sheet.
SSRCF Agreement	The US$ 43,000,000 super senior revolving credit facility agreement dated 23 December 2021 and entered into between, inter alios, the Issuer and Atento Mexico, the SSRCF Lender, and Holdco and certain of its subsidiaries as guarantors.
SSRCF Lender	Inter-American Investment Corporation as lender under the SSRCF Agreement or any successor lender under the SSRCF Agreement.
SSRCF Liabilities	The liabilities arising under or in connection with the SSRCF Agreement.
Shareholders Agreement	The agreement to be entered into on or about the Restructuring Effective Date between, among others, the holders of Equity Interests in the Reorganized Company.
Swap Liabilities	The Liabilities arising under or in connection with the Swap Agreements, including any closed out amount of any transactions entered into thereunder.

Swap Providers	Goldman Sachs International, Nomura International Plc, and Morgan Stanley Capital Services LLC, as counterparties under and in respect of the Swap Agreements.
Swaps/2026 Notes Tranche A	Has the meaning set forth in the provision entitled "Overview" of the "Key Terms of the Restructuring" section of the Term Sheet.
Swaps/2026 Notes Tranche A Backstop Fee	Has the meaning set forth in the provision entitled "Tranche A" of the "Exit Financing" section of the Term Sheet.
Swaps/2026 Notes Tranche A Backstop Provider	Has the meaning set forth in the provision entitled "Tranche A" of the "Exit Financing" section of the Term Sheet.
Tranche A	Has the meaning set forth in the provision entitled "Tranche A" of the "Exit Financing" section of the Term Sheet.
Tranche A Backstop Fee	Has the meaning set forth in the provision entitled "Tranche A" of the "Exit Financing" section of the Term Sheet.
Tranche A Backstop Providers	Has the meaning set forth in the provision entitled "Tranche A" of the "Exit Financing" section of the Term Sheet.
Tranche B	Has the meaning set forth in the provision entitled "Tranche B" of the "Exit Financing" section of the Term Sheet.
Tranche B Provider	Has the meaning set forth in the provision entitled "Tranche B" of the "Exit Financing" section of the Term Sheet.
Warrants	Has the meaning set forth in the provision entitled "Warrants" of the "Existing 2025 Notes and New Money 2025 Notes" section of the Term Sheet.

Schedule 2 to Term Sheet

Local Facilities

1. BRL 50,000,000 credit facility dated 26 August 2020, as amended and restated on 22 February 2021, 22 February 2022, 31 March 2023 and 30 June 2023 between Banco ABC Brasil S.A. as lender and Atento Brasil S.A. as borrower.
2. BRL 35,000,000 credit facility dated 15 December 2020, as amended and restated on 14 June 2021, 9 June 2022, 31 March 2023 and 30 June 2023 between Banco ABC Brasil S.A. as lender and Atento Brasil S.A. as borrower.
3. BRL 30,000,000 facility agreement dated 9 September 2020, as amended and restated on 26 February 2021, 26 August 2021, 26 August 2022, 24 November 2022 and 29 June 2023 between Banco do Brasil S.A. as lender and Atento Brasil S.A. as borrower.
4. BRL 55,000,000 facility agreement dated 26 November 2021, as amended and restated on 28 November 2022 and 28 July 2023 between Banco Bradesco S.A. as lender and Atento Brasil S.A. as borrower.
5. BRL 98,214,053.42 credit facility dated 15 August 2023, between Banco Daycoval S.A. as lender and Atento Brasil S.A. as borrower.
6. BRL 17,454,232.82 factoring facility dated 26 August 2023 between Banco Daycoval S.A. as lender and Atento Brasil S.A. as borrower.
7. USD 1,600,000 factoring facility between Novicap as lender and Atento Teleservicios Espana S.A.U. as borrower.
8. EUR 1,467,972 factoring facility between Borrox as lender and Atento Teleservicios España S.A.U. as borrower
9. PER 9,375,000 factoring facility dated 25 August 2023 between Santander as lender and Teleatento del Peru S.A.C. as borrower.
10. USD 7,600,000 credit line between Prestige Factoring Facilities as lender and Atento Puerto Rico, Inc. as borrower.
11. USD 17,000,000 factoring facility between Prestige Factoring Facilities as lender and Contact US Teleservices, Inc. as borrower.
12. USD 3,700,000 facility agreement dated 21 May 2018 between Teleatento Del Peru S.A.C. as lender and Atento Colombia S.A. as borrower.
13. COP 10,000,000,000 facility agreement dated 15 December 2022 between Bancolombia S.A as lender and Atento Colombia S.A. as borrower.
14. COP 4,500,000,000 facility agreement dated 11 May 2023 between Bancolombia S.A. as lender and Atento Colombia S.A. as borrower.
15. USD 1,000,000 facility agreement dated 25 November 2022 between Banco de America Central - BAC El Salvador as lender and Atento El Salvador SA de CV as borrower.
16. USD 400,000 facility agreement dated 28 August 2023 between Banco Agricola, S.A.as lender and Atento El Salvador SA de CV as borrower.

17. USD 800,000 facility agreement dated 26 September 2023 between Banco Agricola, S.A.as lender and Atento El Salvador SA de CV as borrower.
18. USD 712,798.25 overdraft accounts dated 28 September 2023 between Banco de América Central - BAC El Salvador as lender and Atento El Salvador SA de CV as borrower
19. USD 36,292 finance lease dated 1 April 2021 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
20. USD 56,906 finance lease dated 1 November 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
21. USD 166,165 finance lease dated 1 November 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
22. USD 252,787 finance lease dated 1 August 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
23. USD 136,988 finance lease dated 1 November 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
24. USD 381,732 finance lease dated 1 November 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
25. USD 242,419 finance lease dated 1 April 2021 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
26. USD 31,328 finance lease dated 1 February 2022 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
27. USD 117,110 finance lease dated 1 January 2022 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
28. USD 81,514 finance lease dated 1 July 2019 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee..
29. USD 2,317 finance lease dated 1 July 2019 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee
30. USD 1,824 finance lease dated 1 August 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
31. USD 6,537 finance lease dated 1 August 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.
32. USD 14,639 finance lease dated 1 March 2022 between CSI Renting Peru S.A.C. as lessor and Teleatento del Peru S.A.C. as lessee.
33. USD 123,289 finance lease dated 1 June 2021 between CSI Renting Peru S.A.C as lessor and Teleatento del Peru S.A.C. as lessee.
34. USD 80,540 finance lease dated 1 January 2020 between HP Financial Services (Chile) Limitada as lessor and Atento Chile S.A. as lessee.
35. USD 16,506 finance lease dated 1 January 2020 between HP Financial Services (Chile) Limitada as lessor and Atento Chile S.A. as lessee.

36. USD 87,229 finance lease dated 1 December 2019 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
37. USD 29,295 finance lease dated 1 January 2020 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
38. USD 51,467 finance lease dated 1 January 2020 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
39. USD 250,580 finance lease dated 1 November 2019 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
40. USD 70,115 finance lease dated 1 March 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
41. USD 175,314 finance lease dated 1 May 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
42. USD 17,007 finance lease dated 1 May 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
43. USD 87,340 finance lease dated 1 August 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
44. USD 123,816 finance lease dated 1 July 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
45. USD 654,321 finance lease dated 1 August 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
46. USD 94,149 finance lease dated 1 September 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
47. USD 443,088 finance lease dated 1 November 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.
48. COP 2,414,880,000 finance lease dated 30 June 2022 between COEM Controles Empresariales SAS as lessor and Atento Colombia S.A. as lessee.
49. COP 1,619,712,000 finance lease dated 30 June 2022 between Tecnologia Informatica Tecinf SAS as lessor and Atento Colombia S.A. as lessee.
50. COP 756,576,000 finance lease dated 1 September 2022 Tecnologia Informatica Tecinf SAS as lessor and Atento Colombia S.A. as lessee.
51. COP 1,207,520,280 finance lease dated 26 August 2022 between Banco Occidente S.A as lessor and Atento Colombia S.A. as lessee.
52. COP 1,423,389,386 finance lease dated 30 November 2022 between Banco Occidente S.A as lessor and Atento Colombia S.A. as lessee.
53. COP 648,856,944 finance lease dated 13 December 2022 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.
54. COP 559,154,916 finance lease dated 10 January 2023 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.
55. COP 1,644,474,996 finance lease dated 19 January 2023 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.

56. COP 185,661,360 finance lease dated 12 February 2023 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.
57. COP 200,918,383 finance lease dated 18 May 2023 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.
58. COP 715,465,405 finance lease dated 18 May 2023 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.
59. BRL 325,003 finance lease dated 26 March 2020 between HP Financial Services Arrendamento Mercantil SA. as lessor and Atento Brasil S.A. as lessee.
60. BRL 11,835,225 finance lease dated 17 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
61. BRL 96,414 finance lease dated 17 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
62. BRL 125,309 finance lease dated 17 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
63. BRL 1,555,728 finance lease dated 30 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
64. BRL 1,315,974 finance lease dated 23 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
65. BRL 632,158 finance lease dated 23 March 2020 HP Financial Services Arrendamento Mercantil SAas lessor and Atento Brasil S.A. as lessee.
66. BRL 396,171 finance lease dated 23 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
67. BRL 552,646 finance lease dated 12 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
68. BRL 6,490,925 finance lease dated 18 August 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
69. BRL 452,285 finance lease dated 23 September 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
70. BRL 381,261 finance lease dated 28 October 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
71. BRL 442,613 finance lease dated 27 November 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
72. BRL 118,058 finance lease dated 24 November 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
73. BRL 4,928,883 finance lease dated 23 December 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
74. BRL 351,434 finance lease dated 27 November 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.
75. BRL 311,055 finance lease dated 24 February 2021 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

76. BRL 360,763 finance lease dated 24 February 2021 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

77. BRL 10,623,099 finance lease dated 30 April 2021 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

78. BRL 11,499,755 finance lease dated 2 March 2021 between CSILatina Arrendamento Mercantil S.A. as lessor and Atento Brasil S.A. as lessee.

79. BRL 5,853,674 finance lease dated 31 May 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

80. BRL 362,923 finance lease dated 14 June 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

81. BRL 3,007,199 finance lease dated 21 September 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

82. BRL 1,964,624 finance lease dated 6 October 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

83. BRL 6,457,176 finance lease dated 18 May 2022 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

84. BRL 2,190,820.02 finance lease dated 21 October 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Interfile Serviços de BPO Ltda as lessee.

85. BRL 6,490,965.74 finance lease dated 23 September 2022 between Banco Daycoval S.A. as lessor and Atento Brasil S.A. as lessee.

86. ARS 475,000,000 overdraft accounts due 20 October 2023 between Industrial and Commercial Bank of China (Argentina) S.A.U as lender and Atento Argentina S.A. as borrower.

Schedule 3 to Term Sheet

Part A: Investor Majority Matters

1. Following repayment or otherwise the extinguishment of the Existing 2025 Notes, the New Money 2025 Notes, and/or the Class A Preferred Shares, the right to remove, appoint or replace the director of the New Board appointed to represent the interests of that repaid class of creditor.
2. Amending the constitutional documents of the Reorganized Company or any member of the Reorganized Group or varying the rights attaching to any of the shares in such companies.
3. Approving or amending the business plan prepared annually for the Reorganized Group.
4. Changing the nature of the business of any member of the Reorganized Group, including the Reorganized Company.
5. Any acquisition or disposal by any member of the Reorganized Group with fair market value in excess of $10 million in value in the aggregate.
6. Incurrence of debt by any member of the Reorganized Group in excess of $10 million and the creation of any encumbrance over the assets of any member of the Reorganized Group, other than indebtedness incurred and encumbrances arising out of the ordinary course of trading.
7. Permanent prepayment of financial indebtedness (other than the New Money 2025 Notes or the Existing 2025 Notes) or redemptions of Preferred Shares in excess of $5 million.
8. Other than Ordinary Shares issued in accordance with the Management Incentive Plan, issuing or allotting any shares in, or making any other change to the share capital of, any member of the Reorganized Group.
9. Amending the remuneration of any directors or senior managers of any members of the Reorganized Group by an amount of 10% of that director's or senior manager's total remuneration package as at the date immediately prior to the date of the proposed change.
10. Payments to shareholders/affiliates other than in the ordinary course.
11. Passing any resolution for the winding up or presenting any petition for the administration of any member of the Reorganized Group, other than an insolvency proceeding(s) in the event that the board of directors of such member of the Reorganized Group, having taken appropriate advice from professional advisors, reasonably believes that failure to do so would constitute a breach of their fiduciary duties.
12. Applying for the listing or trading of any shares in any member of the Reorganized Group on any stock exchange or market, any sale of a majority of the ordinary shares in the Reorganized Company, or any sale of the Reorganized Group's assets that represent in excess of 50% of the value of the Reorganized Group.
13. The appointment (except for the reappointment of the existing auditors, or replacement of existing auditors at the completion of their term) or voluntary termination of the appointment of its auditors, and any material alteration of accounting periods or accounting policies.
14. The taking of any steps by any member of the Reorganized Group to be wound up unless a registered insolvency practitioner shall have advised the directors of the relevant member of the Reorganized Group that the relevant member of the Reorganized Group is required to be wound up by reason of having become insolvent, unless the board of directors of that member

of the Reorganized Group, having taken appropriate advice from professional advisors, reasonably believes that failure to take such steps would constitute a breach of their fiduciary duties.

15. The instigation of any litigation or arbitration proceeding by any member of the Reorganized Group outside the ordinary course of business when the amount claimed exceeds $10 million.

16. The settlement of any litigation or arbitration proceedings by any member of the Reorganized Group when the amount claimed exceeds $10 million.

17. The establishment of, or an amendment to, any bonus or incentive scheme, including the Management Incentive Plan.

18. Making any loans or advances of money (other than normal trade credit or deposits with an authorised institution) to any person in excess of $150,000 in the aggregate, such that no more than $150,000 can be outstanding as a debt owed to the Reorganized Group at any one point in time.

Part B: Veto/reserved matters for any individual holder of 10% or more of the Ordinary Shares / $8 million or more of the Preferred Shares:

1. Grant, issue or allot any share capital in the Reorganized Company, or any options, securities or other rights convertible into share capital in the Reorganized Company (except to another member of the Reorganized Group) in each case, other than on a pre-emptive basis.

2. Reduce the share capital of the Reorganized Company, or purchase, redeem or otherwise reorganize the share capital or other securities of the Reorganized Company, in each case, on a non-pro rata basis.

3. Recommend, declare or pay a dividend or other distribution to any person other than another member of the Reorganized Group, in each case, on a non-pro rata basis amongst the holders of Ordinary Shares or Preferred Shares (as the case may be).

4. Alter the Reorganized Company's articles of association, memorandum of association or any other constitutional document where such alteration adversely affects the relevant holder in a materially disproportionate manner by comparison to the way it affects other holders of Ordinary Shares or Preferred Shares (as the case may be).

5. Any change to the rights attaching to any Ordinary Shares where such change adversely affects the relevant holder in a materially disproportionate manner by comparison to the way it affects other holders of Ordinary Shares or Preferred Shares (as the case may be).

6. The adoption of, or amendment to, the Management Incentive Plan.

N.B. for the avoidance of doubt, a holder of 10% or more of the Ordinary Shares or $8 million of the Preferred Shares shall not have a veto right in respect of any merger that might be structured as an equity issuance, subject to such merger being with a third party and on an arms' length basis, and the members of each class of shareholders receives the same treatment. In such a scenario, ordinary rights of pre-emption will be disapplied.

Agreed and Accepted by the Lock-Up Agent only in respect of paragraph 4.2 of this letter:

GLAS SPECIALIST SERVICES LIMITED

....

Name: Paul Cattermole
Title: Authorised Signatory

Agreed and Accepted by

THE ORIGINAL PARTICIPATING CREDITORS

THE ORIGINAL PARTICIPATING CREDITORS EXISTING 2025 NOTES PURCHASERS

Signed for and on behalf of

INTREPID CAPITAL FUND

By: **INTREPID CAPITAL MANAGEMENT, INC.**

....

Name: Hunter Hayes

Title: Authorized Signatory

Signed for and on behalf of

INTREPID INCOME FUND

By: **INTREPID CAPITAL MANAGEMENT, INC.**

....

Name: Hunter Hayes

Title: Authorized Signatory

Signed for and on behalf of

AQUILINE CREDIT OPPORTUNITIES FUND L.P.

By: **AQUILINE CREDIT OPPORTUNITIES GP LTD., ITS GENERAL PARTNER**

……………………………………………

Name: Geoffrey Kalish

Title: Authorized Signatory

Signed by

GLG PARTNERS LIMITED, acting in its capacity as general partner of GLG Partners LP, acting in its capacity as investment manager or sub-investment manager (as applicable) on behalf of certain funds as set out in the Note Purchaser Confirmation Annex delivered on or prior to the Initial Issue Date.

By: ....

Name: Aled Knights

Title: Authorised Signatory

By: ....

Name: Tom Griffiths

Title: Authorised Signatory

THE ORIGINAL PARTICIPATING 2026 NOTEHOLDERS

Signed for and on behalf of

INTREPID CAPITAL FUND

By: **INTREPID CAPITAL MANAGEMENT, INC.**

....

Name: Hunter Hayes

Title: Authorized Signatory

Signed for and on behalf of

INTREPID INCOME FUND

By: **INTREPID CAPITAL MANAGEMENT, INC.**

....

Name: Hunter Hayes

Title: Authorized Signatory

Signed for and on behalf of

AQUILINE CREDIT OPPORTUNITIES FUND L.P.

By: **AQUILINE CREDIT OPPORTUNITIES GP LTD., ITS GENERAL PARTNER**

....

Name: Geoffrey Kalish

Title: Authorized Signatory

Signed by **AMUNDI (UK) LIMITED**, acting solely in its capacity as investment manager, for and on behalf of certain funds it manages that hold the 2026 Notes as listed in the Confidential Annexure

....

Name: Olivier Bouteille

Title: Deputy Chief Executive Officer
Chief Operating Officer

Principal amount of 2026 Notes beneficially held is as listed in the Confidential Annexure

Signed by **AMUNDI ASSET MANAGEMENT US, INC.**, acting solely in its capacity as investment manager, for and on behalf of certain funds it manages that hold the 2026 Notes as listed in the Confidential Annexure

....

Name: Ken Monaghan

Title: Managing Director

Principal amount of 2026 Notes beneficially held is as listed in the Confidential Annexure

Signed by

GLG PARTNERS LIMITED, acting in its capacity as general partner of GLG Partners LP, acting in its capacity as investment manager or sub-investment manager (as applicable) on behalf of certain funds as set out in the Note Purchaser Confirmation Annex delivered on or prior to the Initial Issue Date.

By: ....

Name: Aled Knights

Title: Authorised Signatory

By: ....

Name: Tom Griffiths

Title: Authorised Signatory

Signed for and on behalf of

KL SPECIAL OPPORTUNITIES MASTER FUND LTD

....

Name: IAN PARKINSON

Title: PARTNER

Signed for and on behalf of

CPPIB CREDIT INVESTMENTS II INC.

…………………………………………

Name: David Colla

Title: Authorized Signatory

…………………………………………

Name: Alexandra Bradford

Title: Authorized Signatory

Signed for and on behalf of

CPPIB CREDIT INVESTMENTS INC.

…………………………………………

Name: David Colla

Title: Authorized Signatory

…………………………………………

Name: Alexandra Bradford

Title: Authorized Signatory